

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

<u>Via Email</u>
J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Goldman Sachs Mortgage Company**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 13, 2012 (as amended February 27, 2012)**
> **Form ABS-15G for the Quarter Ended – March 31, 2012**
> **Filed May 15, 2012**
> **Form ABS-15G for the Quarter Ended – June 30, 2012**
> **Filed August 14, 2012**
> **File No. 025-00528**
>
> **Citigroup Global Markets Realty Corp.**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 13, 2012**
> **File No. 025-00519**

Dear Mr. Borter:

    We completed our review of your filings on January 3, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert Errett

                                        Robert Errett
                                        Special Counsel